February 1, 2022 SENT ON BEHALF OF (1) AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. AND (2) AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. VIA ELECTRONIC TRANSMISSION U.S. Securities and Exchange Commission Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4720 Re: Vera A. Hays v. American Century Capital Portfolios, Inc, American Century Investment Management, Inc., et al.; Case No. 3:21-cv-08625 To whom it may concern: This notice is sent jointly and separately on behalf of American Century Capital Portfolios, Inc. (“ACCP”) and American Century Investment Management, Inc. (“ACIM”), each of whom are registered investment companies and each of whom are defendants in the above captioned lawsuit filed in the United States District Court for the Northern District of California. Attached, please find a copy of all . Please contact the undersigned if you have any questions or concerns regarding this filing. Sincerely, Janet A. Nash, SVP Deputy General Counsel

Plaintiff’s Notice of Voluntary Dismissal 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 SC H U B ER T JO N C K H EE R & K O LB E LL P Th re e Em ba rc ad er o Ce nt er , S ui te 1 65 0 Sa n Fr an ci sc o, C A 9 41 11 (4 15 ) 7 88 -4 22 0 Robert C. Schubert (S.B.N. 62684) Willem F. Jonckheer (S.B.N. 178748) Noah M. Schubert (S.B.N. 278696) SCHUBERT JONCKHEER & KOLBE LLP Three Embarcadero Center, Suite 1650 San Francisco, California 94111 Telephone: (415) 788-4220 Facsimile: (415) 788-0161 rschubert@sjk.law wjonckheer@sjk.law nschubert@sjk.law Counsel for Plaintiff UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA VERA A. HAYS, individually and on behalf of herself and all others similarly situated, Plaintiff, v. AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., AMERICAN CENTURY INVESTMENT SERVICES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., PATRICK BANNIGAN, JONATHAN THOMAS, R. WES CAMPBELL, CHRIS H. CHEESMAN, RAJESH K. GUPTA, C. JEAN WADE, THOMAS W. BUNN, BARRY FINK, ANDREA C. HALL, JAN M. LEWIS, LYNN JENKINS, M. JEANNINE STRANDJORD, JOHN R. WHITTEN, and STEPHEN E. YATES, Defendants. Case No. 3:21-cv-08625-CRB PLAINTIFF’S NOTICE OF VOLUNTARY DISMISSAL WITHOUT PREJUDICE PURSUANT TO FED. R. CIV. P. 41(a)(1)(A)(i) Case 3:21-cv-08625-CRB Document 24 Filed 01/31/22 Page 1 of 2

Plaintiff’s Notice of Voluntary Dismissal 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 SC H U B ER T JO N C K H EE R & K O LB E LL P Th re e Em ba rc ad er o Ce nt er , S ui te 1 65 0 Sa n Fr an ci sc o, C A 9 41 11 (4 15 ) 7 88 -4 22 0 TO THE COURT, ALL PARTIES, AND COUNSEL OF RECORD: PLEASE TAKE NOTICE that, pursuant to Fed. R. Civ. P. 41(a)(1)(A)(i), Plaintiff Vera A. Hays hereby dismisses, without prejudice, her claims in the above-captioned action against all named defendants. This notice is being filed with the Court before defendants have served an answer or moved for summary judgment in this action, and before a class has been certified. Dated: January 31, 2022 Schubert Jonckheer & Kolbe LLP By: /s/ Willem F. Jonckheer Robert C. Schubert (S.B.N. 62684) Willem F. Jonckheer (S.B.N. 178748) Noah M. Schubert (S.B.N. 278696) Schubert Jonckheer & Kolbe LLP Three Embarcadero Center, Suite 1650 San Francisco, California 94111 Telephone: (415) 788-4220 Facsimile: (415) 788-0161 Email: rschubert@sjk.law wjonckheer@sjk.law nschubert@sjk.law John Archibald (admitted pro hac vice) Investigation Counsel P.C. 350 Bay Street, Suite 1100 Toronto ON M5H 2S6 Canada Telephone: (416) 637-3152 Email: jarchibald@investigationcounsel.com Paul Bates Bates Barristers Professional Corporation 481 Plane Tree Drive London ON N6G 5LS Canada Telephone: (416) 869-9898 Email: pbates@batesbarristers.com Alfred G. Yates, Jr. Gerald L. Rutledge Law Office of Alfred G. Yates, Jr., P.C. 1575 McFarland Road, Suite 305 Pittsburgh, PA 15216 Telephone: (412) 391-5164 Email: yateslaw@aol.com Counsel for Plaintiff Case 3:21-cv-08625-CRB Document 24 Filed 01/31/22 Page 2 of 2